JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

RECEIVED
2006 AUG 15 P 1:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

US SEC EXEMPTION
FILE NO. 82-3572

06016040

10 July 2006

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

SUPPL

PROCESSED
AUG 17 2006
THOMSON
FINANCIAL

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached a copy of the following documents:

1. SEC Form 17-C of the Company dated June 28, 2006 regarding the notice of cash dividend declaration.
2. SEC Form 17-C of the Company dated June 28, 2006 regarding the election of the members of the Board of Directors.
3. SEC Form 17-C of the Company dated June 28, 2006 regarding the election of officers, members of the Advisory Board, members of the Executive Committee of the Board, and members of the governance committees of the Board.
4. SEC Form 17-C of the Company dated July 5, 2006 regarding the clarification of news articles.

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

8/16

COVER SHEET

1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA
Corporate Secretary
Contact Person

633-7631 to 40
Company Telephone Number

1 2 Month **3 1** Day
Fiscal Year

1 7 - C
FORM TYPE

Second Thursday of June
Month Day

Notice of Cash Dividend

N/A
Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A
Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

N/A
Domestic

N/A
Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

RECEIVED
2006 AUG 15 P 1:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Remarks : pls. use black ink for scanning purposes

CENTRAL RECEIVING UNIT
Received by:

'06 JUN 29 P2:08

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **June 28, 2006**
   Date of Report (Date of earliest event reported)

2. SEC Identification No.: **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

The Board of Directors of JG Summit Holdings, Inc. in its meeting held on June 28, 2006 declared a cash dividend of Three Centavos (P0.03) per share from the Unrestricted Retained Earnings as of December 31, 1997 to all stockholders of record as of July 28, 2006 and payable on August 23, 2006.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Issuer)

June 28, 2006
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kca/

COVER SHEET

				1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	17-C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			

Election of Members of the Board of Directors

N/A

Secondary License Type, If Applicable

Dept. Requiring this Doc.

N/A

Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

CENTRAL RECEIVING UNIT
Received by:
'06 JUN 29 P2:08

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **June 28, 2006**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephone number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein : **Items 4 and 9**

JG SUMMIT HOLDINGS, INC.

11. **Items 4 and 9- Resignation, Removal or Election of Registrant's Directors or Officers and Other Events**

The following were elected members of the Board of Directors of JG Summit Holdings, Inc. (the "Corporation") at the Annual Meeting of the Stockholders held on June 28, 2006:

1. **John L. Gokongwei, Jr.**
2. **James L. Go**
3. **Lance Y. Gokongwei**
4. **Lily Ngochua**
5. **Patrick Henry C. Go**
6. **Johnson Robert G. Go, Jr.**
7. **Ignacio O. Gotao**
8. **Gabriel C. Singson**
9. **Ricardo J. Romulo**
10. **Cornelio T. Peralta**
11. **Jose T. Pardo**

Messrs. Cornelio T. Peralta and Jose T. Pardo are the Independent Directors of the Corporation.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Issuer)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

June 28, 2006
(Date)

/kca/

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

J G SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE
TOWER, ADB AVE. COR. POVEDA ST
ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

ROSALINDA F. RIVERA **Corporate Secretary**	**633-7631 to 40**
Contact Person	Company Telephone Number

12	31	17-C	Second Thursday of June
Month	Day	FORM TYPE	Month / Day
Fiscal Year			

Election of Officers, Members of the Advisory Board, Members of the Executive Committee of the Board and Members of the Governance Committees of the Corporation

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreground

To be accomplished by SEC Personnel concerned

File Number	LCU
Document I.D.	Cashier

STAMPS

RECEIVED
2006 AUG 15 P 1:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Remarks : pls. use black ink for scanning purposes

CENTRAL RECEIVING UNIT
Received by:
'06 JUN 29 P2:09

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **June 28, 2006**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephone number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 4**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. Item 4 – Resignation, Removal or Election of Registrant's Directors or Officers

The following were elected at the Organizational Meeting of the Board of Directors of JG Summit Holdings, Inc. held on June 28, 2006:

A. OFFICERS

1.	James L. Go	Chairman and Chief Executive Officer
2.	Lance Y. Gokongwei	President and Chief Operating Officer
3.	Ignacio O. Gotao	Senior Vice President
4.	Eugenie ML. Villena	Senior Vice President and Chief Financial Officer – Treasurer
5.	Constante T. Santos	Senior Vice President -Corporate Controller
6.	Rosalinda F. Rivera	Corporate Secretary

B. MEMBERS OF THE ADVISORY BOARD

1. Aloysius B. Colayco
2. Washington Z. SyCip

C. MEMBERS OF THE EXECUTIVE COMMITTEE OF THE BOARD OF DIRECTORS

1. John L. Gokongwei, Jr.
2. James L. Go
3. Lance Y. Gokongwei
4. Johnson Robert G. Go, Jr.
5. Patrick Henry C. Go

D. MEMBERS OF THE GOVERNANCE COMMITTEES OF THE CORPORATION

A. Audit Committee

1. John L. Gokongwei, Jr.
2. James L. Go
3. Lance Y. Gokongwei
4. Johnson Robert G. Go, Jr.
5. Cornelio T. Peralta (Independent Director) – Chairman of the Audit Committee
6. Jose T. Pardo (Independent Director)

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

B. Nomination Committee

1. **John L. Gokongwei, Jr.**
2. **James L. Go**
3. **Lance Y. Gokongwei**
4. **Johnson Robert G. Go, Jr.**
5. **Jose T. Pardo (Independent Director)**

C. Remuneration and Compensation Committee

1. **John L. Gokongwei, Jr.**
2. **James L. Go**
3. **Lance Y. Gokongwei**
4. **Johnson Robert G. Go, Jr.**
5. **Cornelio T. Peralta (Independent Director)**

Mr. Patrick Henry C. Go was elected as a member of the Executive Committee of the Board of Directors.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Issuer)

June 28, 2006
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kca/

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA Corporate Secretary	**633-7631 to 40**
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	**Second Thursday of June**
Month	Day	FORM TYPE	Month Day
Fiscal Year			

Reply to the PSE ODiSy letter dated June 30, 2006 regarding the news articles entitled "Cebu Pacific to resume S'pore flights by August" and "JG Summit borrowing $600m for petrochem"

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number	LCU
Document I.D.	Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

RECEIVED
2006 AUG 15

CENTRAL RECORDS UNIT
Received by:
'05 JUL -5 P1:10

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **July 5, 2006**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephone number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please see the following attached documents:

Annex "A" – Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated July 5, 2006 in response to the PSE OdiSy letter in Annex "B" below.

Annex "B" – OdiSy letter of PSE to the Company dated June 30, 2006 requesting for confirmation of the veracity of the information contained in the news articles in Annexes "C" & "D" below.

Annex "C" – News article entitled "Cebu Pacific to resume S'pore flights by August " which appeared in the June 30, 2006 issue of The Philippine Star.

Annex "D" – News article entitled "JG Summit borrowing $600m for petrochem" which appeared in the June 30, 2006 issue of the Manila Standard Today.

- o –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

July 5, 2006
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kca/

ANNEX "A"

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

July 5, 2006

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Centre
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Ms. Jurisita M. Quintos
Senior Vice-President
Operations Group
Disclosure Department

Gentlemen:

We refer to your letter dated June 30, 2006 requesting us to confirm the veracity of the information contained in the following news articles:

1. "Cebu Pacific to resume S'pore flights by August" published in The Philippine Star. The article reported in part that:

> "Cebu Pacific Air, the airline unit of tycoon John Gokongwei's investment company JG Summit Holdings, Inc. is targeting to resume flights to Singapore in early August. At the sidelines of the annual stockholders meeting of JG Summit Holdings, Inc. late Wednesday, Cebu Pacific president Lance Gokongwei said the carrier is just awaiting the approval of Singapore airport authorities. He said Cebu Pacific, the second largest domestic carrier in the Philippines, intends to fly daily to Singapore. x x x Cebu Pacific is also planning to increase its flights to Hong Kong from the present 17 times a week to 21 times weekly. Gokongwei said two new Airbuses are expected to arrive next month and another two in January or February 2007. By 2007, Cebu Pacific would have completed its refleeting program acquiring 14 brand new Airbus A319s and A320s, making the airline's fleet one of the youngest in the region, Gokongwei said. Cebu Pacific plans to borrow as much as $300 million this year for continuing acquisition of new aircraft to replace aging units. x x x."

2. "JG Summit borrowing $600m for petrochem" published in the Manila Standard Today. The article reported in part that:

"JG SUMMIT Holdings Inc., the holding company of business tycoon John Gokongwei, is negotiating with multilateral lending institutions and commercial banks to finance a proposed $600 million naphtha cracker plant in Batangas. JG Summit president and chief operating officer Lance Gokongwei told reporters following the company's annual stockholders meeting yesterday that the company planned to have the project funded by loans on a 'nonrecourse basis. This means the parent company will not guarantee the loans. 'We are determining if the project would be bankable on nonrecourse basis or without JG Summit providing guarantee on the loan,' Gokongwei said. The younger Gokongwei, who declined to identify the financial institutions, said Gokongwe the proposed $600 million funding would be a combination of loan from commercial banks and financial institutions. JG Summit aims to arrange the loans within the year so that construction of the country's fist naphtha cracker can be completed in four to five years. x x x Gokongwei earlier said the naphtha cracker would increase the revenue of the group's petrochemical business to $450 million to $500 million a year from the current $150 million. x x x ."

We believe that the statements contained in the news articles referred to above were expressed by Mr. Lance Y. Gokongwei, President and Chief Operating Officer of JG Summit Holdings, Inc. (JGSH) in response to questions from media reporters immediately after the annual meeting of the shareholders of JGSH held last June 28, 2006.

With respect to the news article referred to in item (2), please be advised that JG Summit Petrochemical Corporation (JGSPC), a subsidiary of JGSH and not JGSH, is in discussions with banks and financial institutions regarding the possibility of financing the naphtha cracker project. Also, since the proposed financing is on a non-recourse basis, with no guarantee from JGSH, the naphtha cracker project's continuation is fully dependent on whether the concerned financial institutions find the project viable under the current state of the global and regional petrochemical industry.

Very truly yours,

(original signed)
ROSALINDA F. RIVERA
Corporate Secretary

ANNEX "B"

ODiSy

4th Floor, Philippine Stock Exchange Center,
Exchange Road, Ortigas Center, Pasig City
Trunkline: 688-7600 loc. 7512-7519
Fax. No. 636-0809

To	:	**ATTY. ROSALINDA F. RIVERA** ***Corporate Secretary***
Company	:	**JG SUMMIT HOLDINGS, INC.**
Sent	:	**Friday, June 30, 2006**

Dear Atty. Rivera:

This is in reference to the following news articles which were published today, June 30, 2006:

1. "Cebu Pacific to resume S'pore flights by August" published in The Philippine Star. The article reported in part that:

   "Cebu Pacific Air, the airline unit of tycoon John Gokongwei's investment company JG Summit Holidings, Inc., is targeting to resume flights to Singapore in early August. At the sidelines of the annual stockholders meeting of JG Summit Holdings, Inc. late Wednesday, Cebu Pacific president Lance Gokongwei said the carrier is just awaiting the approval of Singapore airport authorities. He said Cebu Pacific, the second largest domestic carrier in the Philippines, intends to fly daily to Singapore. x x x Cebu Pacific is also planning to increase its flights to Hong Kong from the present 17 times a week to 21 times weekly. Gokongwei said two new Airbuses are expected to arrive next month and another two in January or February 2007. By 2007, Cebu Pacific would have completed its refleeting program acquiring 14 brand new Airbus A319s and A320s, making the airline's fleet one of the youngest in the region, Gokongwei said. Cebu Pacific plans to borrow as much as $300 million this year for continuing acquisition of new aircraft to replace aging units. x x x"

2. "JG Summit borrowing $600m for petrochem published in the Manila Standard Today. The article reported in part that:

   "JG SUMMIT Holdings Inc., the holding company of business tycoon John Gokongwei is negotiating with multilateral lending institutions and commercial banks to finance a proposed $600 million naphtha cracker plant in Batangas. JG Summit president and chief operating officer Lance Gokongwei told reporters following the company's annual stockholders meeting yesterday that the company planned to have the project funded by loans on a 'nonrecourse' basis. This means the parent company will not guarantee the loans. 'We are determining if the project would be bankable on nonrecourse basis or without JG Summit providing guarantee on the loan,' Gokongwei said. The younger Gokongwei, who declined to identify the financial institutions, said Gokongwei said the proposed $600 million funding would be a combination of loan from commercial banks

and financial institutions. JG Summit aims to arrange the loans within the year so that construction of the country's first naphtha cracker can be completed in four to five years. x x x Gokongwei earlier said the naphtha cracker would increase the revenue of the group's petrochemical business to $450 million to $500 million a year from the current $150 million. x x x"

In view thereof, please confirm the veracity of the information contained in the above quoted news articles or provide an update in relation to your previous disclosures. We shall appreciate receiving your response via **ODiSy before 4:00 p.m. on Tuesday, July 4, 2006**, so that we may properly apprise the Trading Participants and the investing public of the same.

Very truly yours,

(Original Signed)
NOEL B. DEL CASTILLO
Analyst, Disclosure Department

Noted by:

(Original Signed)
ROB P. NOGUERA
Specialist, Disclosure Department

ANNEX "C"

Cebu Pacific to resume S'pore flights by August

By ZINNIA B. DELA PEÑA

Cebu Pacific Air, the airline unit of tycoon John Gokongwei's investment company JG Summit Holdings Inc., is targeting to resume flights to Singapore in early August.

At the sidelines of the annual stockholders meeting of JG Summit Holdings Inc. late Wednesday, Cebu Pacific president Lance Gokongwei said the carrier is just awaiting the approval of Singapore airport authorities. He said Cebu Pacific, the second largest domestic carrier in the Philippines, intends to fly daily to Singapore.

The airline company suspended its loss-making route to Singapore in 2003, barely three months after its launch.

This time, Cebu Pacific reportedly wants to use the purpose-built terminal for low-cost airlines in Singapore.

Singapore-based Tiger Airways is the only budget carrier operating at the dedicated low-cost terminal which opened in March and can handle 2.7 million passengers a year.

Cebu Pacific is also planning to increase its flights to Hong Kong from the present 17 times a week to 21 times weekly.

Gokongwei said two new Airbuses are expected to arrive next month and another two in January or February 2007.

By 2007, Cebu Pacific would have completed its refleeting program acquiring 14 brand new Airbus A319s and A320s, making the airline's fleet one of the youngest in the region, Gokongwei said.

Cebu Pacific plans to borrow as much as $300 million this year for continuing acquisition of new aircraft to replace aging units.

Cebu Pacific positions itself as the first low-cost airline based in the country, while serving regional destinations, and eventually other international routes.

It flies to 16 destinations in the Philippines and has only two international points, Hong Kong and Seoul.

Despite the huge investment, Cebu Pacific is expected to be profitable as the new re-fleeting program would reduce fuel operating cost by 30 percent. The 179-seater A320 aircraft is known for low maintenance and fuel costs which would allow Cebu Pacific to continue offering its trademark value fares.

Cebu Pacific is targeting 2.5 million passengers next year with the acquisition of a new fleet of modern and low-cost planes.

The Philippine Star
June 30 2006

JG Summit borrowing $600m for petrochem

By Jenniffer B. Austria

JG SUMMIT Holdings Inc., the holding company of business tycoon John Gokongwei, is negotiating with multilateral lending institutions and commercial banks to finance a proposed $600 million naphtha cracker plant in Batangas.

JG Summit president and chief operating officer Lance Gokongwei told reporters following the company's annual stockholders meeting yesterday that the company planned to have the project funded by loans on a "nonrecourse" basis.

This means the parent company will not guarantee the loans.

"We are determining if the project would be bankable on nonrecourse basis or without JG Summit providing guarantee on the loan," Gokongwei said.

The younger Gokongwei, who declined to identify the financial institutions, said Gokongwei said the proposed $600 million funding would be a combination of loan from commercial banks and financial institutions.

JG Summit aims to arrange the loans within the year so that construction of the country's first naphtha cracker can be completed in four to five years.

The establishment of a naphtha cracker plant is expected to boost the revenues of JG Summit Petrochemical Corp., the company's petrochemical unit.

Gokongwei earlier said the naphtha cracker would increase the revenue of the group's petrochemical business to $450 million to $500 million a year from the current $150 million.

JG Summit, which has business interests in air transportation, banking, hotels, petrochemicals and power generation, has been planning to build the cracker plant for several years now.

Manila Standard Today
June 30 2006

ANNEX "D"